Exhibit 99.1

ChinaCache Announces Resignation of Chief Operating Officer

Vice President Huo Tao assumes chief operating officer responsibilities, to focus on developing sales in key markets

BEIJING, China — February 14, 2011 — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (NASDAQ: CCIH), the leading provider of Internet content and application delivery services in China, today announced that its chief operating officer, Mr. Richard Xu, resigned for personal reasons.  Mr. Xu will remain with the Company as a special advisor.  Mr. Xu’s primary responsibilities will be assumed by Mr. Huo Tao, vice president of ChinaCache.

“Over the past four years Richard has helped ChinaCache build a solid sales and marketing team as well as a strong management team,” said Mr. Song Wang, co-founder, chairman and chief executive officer of ChinaCache.  “On behalf of ChinaCache, I would like to express our sincere appreciation for Richard’s significant contributions to the Company and our best wishes for his future endeavors.”

Mr. Huo Tao, vice president, will be taking over Mr. Xu’s primary responsibilities, including overall operation of the Company’s corporate sales function and will focus on developing new strategic accounts nationwide.  Mr. Huo joined ChinaCache in 2005 and had previously served as sales director for the North China region and most recently as general manager of the Cache Business Unit of ChinaCache.

“As an important member of ChinaCache’s management team over the past six years, Mr. Huo has an excellent track record developing operations and building sales teams,” Mr. Wang added.  “With his extensive experience and understanding of China’s Internet content and application delivery services industry, I am extremely confident in his ability to continue developing and expanding our sales organization in key markets.”

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (NASDAQ: CCIH) is the leading provider of Internet content and application delivery services in China.  As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers.  With more than a decade of experience in developing solutions tailored to China’s complex internet infrastructure, ChinaCache is the partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience.  For more information on ChinaCache, please visit www.chinacache.com.

Safe Harbor Statement

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. ChinaCache may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about ChinaCache’s beliefs and expectations, are forward-looking statements.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statements, including but not limited to the following: the Company’s goals and strategies, expansion plans, the expected growth of the content and application delivery services market, the Company’s expectations regarding keeping and strengthening our relationships with its customers, and the general economic and business conditions in the regions where the Company provide its solutions and services.  Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission.  All information provided in this press release is as of the date of this press release, and ChinaCache undertakes no duty to update such information, except as required under applicable law.

For investor and media inquiries please contact:

Mr. Wei AN
Vice President of Corporate Communications
ChinaCache International Holdings Ltd.
Tel:	+86 (10) 6437-3399, ext. 611
Email:	wei.an@chinacache.com

Ms. Yue YU		Ms. Cindy ZHENG
Brunswick Group LLP		Brunswick Group LLP
Tel:	+86 (10) 6566-2256	Tel:	+1 (212) 333-3810
Email:	chinacache@brunswickgroup.com	Email:	chinacache@brunswickgroup.com